Management's Responsibility for Financial Statements

The accompanying consolidated financial statements, the notes thereto and other financial information contained in this annual report has been prepared by, and are the responsibility of, the management of Dundee Corporation.  These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, using management's best estimates and judgements when appropriate.

The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and internal control.  The Audit Committee, which is comprised of four independent Directors, meets with management as well as the external auditors to satisfy itself that management is properly discharging its financial reporting responsibilities and to review the Company's consolidated financial statements and the report of the auditors.  It reports its findings to the Board of Directors who approve the consolidated financial statements.

The consolidated financial statements have been audited by Ernst & Young LLP, the independent auditors, in accordance with generally accepted auditing standards.  The auditors have full and unrestricted access to the Audit Committee.

(signed) Ned Goodman

(signed) Joanne Ferstman

President and

Executive Vice President and

Chief Executive Officer

Chief Financial Officer

Toronto, Canada

March 24, 2005

DUNDEE CORPORATION

Auditors' Report

To the Shareholders of Dundee Corporation

We have audited the consolidated balance sheets of Dundee Corporation (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of operations, changes in shareholders' equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

Toronto, Canada

March 24, 2005

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED BALANCE SHEETS

As at December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)

	December 31, 2004	December 31, 2003
		(Restated)
ASSETS		
Cash and cash equivalents	$ 175,498	$ 148,658
Brokerage securities owned (note 3)	16,788	24,978
Accounts receivable	168,266	170,682
Client accounts receivable	282,284	354,347
Corporate investments (note 4)	344,297	324,867
Deferred sales commissions (note 5)	109,912	85,309
Capital and other assets (note 6)	197,873	160,625
Goodwill and other intangible assets (notes 2 and 7)	452,734	465,135
TOTAL ASSETS	**$ 1,747,652**	**$ 1,734,601**
LIABILITIES		
Bank indebtedness (note 8)	$ 361	$ 21,181
Accounts payable and accrued liabilities	165,597	186,276
Brokerage securities sold short (note 3)	7,061	3,966
Client deposits and related liabilities	273,311	336,126
Income taxes payable	20,515	13,827
Corporate debt (note 9)	255,639	295,622
Future income tax liabilities (note 14)	73,360	38,552
	795,844	895,550
NON CONTROLLING INTEREST (note 2)	293,798	245,818
SHAREHOLDERS' EQUITY		
Share capital (note 10)		
Common shares	290,220	288,740
Contributed surplus (notes 10 and 11)	2,253	987
Retained earnings	367,604	304,758
Foreign currency translation adjustment	(2,067)	(1,252)
	658,010	593,233
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,747,652**	**$ 1,734,601**

The accompanying notes are an integral part of these consolidated financial statements.

Contingencies and commitments (note 12)

Approved by the Board

                     (signed) Ned Goodman

(signed) Garth A.C. MacRae

                     Director

Director

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS

	December 31, 2004		December 31, 2003	
			(Restated)	
REVENUE				
Management and administration fees	$	238,805	$	195,220
Redemption fees		10,580		10,515
Financial services		328,549		149,263
Real estate revenue		169,954		77,761
Oil and gas sales, net of royalties		4,499		11,360
		752,387		444,119
Investment income (note 4)		69,900		44,545
		822,287		488,664
EXPENSES				
Selling, general and administrative		232,390		153,061
Variable compensation		229,809		82,144
Trailer fees		42,784		33,448
Operating costs, real estate		119,759		58,990
Operating costs, oil and gas properties		1,237		4,452
		625,979		332,095
OPERATING EARNINGS BEFORE INTEREST, TAXES AND OTHER NON CASH ITEMS		196,308		156,569
Amortization of deferred sales commissions		35,863		42,404
Depreciation, depletion and amortization		12,397		9,112
Interest expense		14,613		15,931
OPERATING EARNINGS		133,435		89,122
Share of earnings of equity accounted investees (note 4)		13,939		8,836
Dilution gain (note 2)		639		32,700
Investment provision		(7,537)		(4,655)
Income taxes (note 14)				
Current		(19,904)		(19,335)
Future		(32,206)		2,945
		(52,110)		(16,390)
Non controlling interest		(22,533)		(8,603)
NET EARNINGS BEFORE EXTRAORDINARY ITEM		65,833		101,010
Extraordinary gain		-		19,951
NET EARNINGS FOR THE YEAR	$	65,833	$	120,961
EARNINGS PER SHARE				
Basic earnings per share				
Earnings before extraordinary gain	$	2.61	$	4.01
Net earnings	$	2.61	$	4.80
Diluted earnings per share				
Earnings before extraordinary gain	$	2.49	$	3.97
Net earnings	$	2.49	$	4.75

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION

DUNDEE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2004 and 2003
(expressed in thousands of Canadian dollars)

	December 31, 2004	December 31, 2003 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net earnings for the year	$ 65,833	$ 120,961
Non cash items in earnings:		
Depreciation, depletion and amortization	48,260	51,516
Net investment gains	(64,191)	(39,101)
Net gains from real estate assets	-	(7,758)
Share of unremitted equity earnings	(13,939)	(8,836)
Dilution gain	(639)	(32,700)
Investment provision	7,537	4,655
Future income taxes	32,206	(2,945)
Extraordinary gain	-	(19,951)
Non controlling interest	22,533	8,603
Other	6,966	2,746
	104,566	77,190
Changes in:		
Accounts receivable	6,032	(34,944)
Accounts payable and accrued liabilities	(13,597)	33,201
Bank indebtedness	(20,820)	13,807
Income taxes payable	5,773	12,271
Brokerage securities owned and sold short, net	11,285	(10,698)
Client accounts receivable, net of client deposits and related liabilities	9,248	(48,201)
Development of land, housing and condominium inventory	(7,447)	(7,516)
Other real estate working capital	(4,590)	-
CASH PROVIDED FROM OPERATING ACTIVITIES	90,450	35,110
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from dispositions of corporate investments	104,031	137,434
Acquisitions of corporate investments	(42,481)	(20,592)
Cash disbursed in business combinations (note 2)	(20,458)	(158,167)
Sales commissions incurred on distribution of mutual funds	(60,466)	(37,654)
Acquisition of shares in subsidiary	(2,690)	(3,251)
Acquisition of land held for development	(19,637)	(10,505)
Investment in real estate revenue properties	(972)	(1,005)
Proceeds from disposition of real estate investments	-	8,040
Other	(19,741)	(8,746)
CASH USED IN INVESTING ACTIVITIES	(62,414)	(94,446)
CASH FLOWS FROM FINANCING ACTIVITIES:		
(Decrease) increase in corporate debt	(49,681)	3,224
Increase (decrease) in real estate debt	14,999	(7,648)
Issuance of Class A subordinate shares, net of issue costs	2,327	1,640
Acquisition of Class A subordinate shares for cancellation	(1,675)	(4,694)
Issuance of shares in subsidiaries to non controlling interest	42,483	96,554
Acquisition of shares in subsidiary for cancellation	(7,855)	-
Dividends paid by subsidiaries to non controlling shareholders	(1,794)	(549)
CASH (USED IN) PROVIDED FROM FINANCING ACTIVITIES	(1,196)	88,527
NET INCREASE IN CASH DURING THE YEAR	26,840	29,191
Cash and cash equivalents, beginning of year	148,658	119,467
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 175,498**	**$ 148,658**
Cash flows from operating activities include the following:		
Interest paid	$ 15,358	$ 16,857
Taxes paid	$ 21,826	$ 9,757

The accompanying notes are an integral part of these consolidated financial statements.

DUNDEE CORPORATION

DUNDEE CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004 and 2003 (tabular dollar amounts in thousands of Canadian dollars, except per share amounts)

Dundee Corporation (the "Company" or "Dundee Corporation", (formerly Dundee Bancorp Inc.)) is primarily a holding company dedicated to wealth management, real estate and resources.  The Company's domestic wealth management activities are carried out through its 67% owned subsidiary, Dundee Wealth Management Inc. ("Dundee Wealth"). Dundee Corporation also provides wealth management services internationally through offices in Bermuda and the Cayman Islands.  Together, these domestic and international wealth management operations provide a broad range of financial products and services to individuals, financial advisors, institutions, corporations and foundations.  Real estate operations are carried out through the Company's 86% owned subsidiary, Dundee Realty Corporation ("Dundee Realty").  Dundee Corporation also holds and manages its own investments which include both publicly listed and private companies in a variety of sectors, including real estate, resources and financial services.  The Company trades on the TSX.

1.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

AND BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries as well as the Company's proportionate share of assets, liabilities, revenue and expenses of joint ventures in which it participates.  The Company's major subsidiaries include:

All intercompany transactions have been eliminated in these consolidated financial statements.  The non controlling interests in the net book value of subsidiaries and in their net earnings are included as a separate line item in the consolidated balance sheets and consolidated statements of operations, respectively.

Acquisitions

The Company accounts for business combinations and acquisitions as purchase transactions.  Accordingly, the purchase price of a business acquisition is allocated to its identifiable net assets on the basis of estimated fair values at the date of purchase including identifiable intangible assets and associated future income tax effects, with any excess being assigned to goodwill.  When the net of the amounts assigned to identifiable net assets exceeds the cost of the purchase ("negative goodwill"), the excess is eliminated, to the extent possible, by a pro-rata allocation to certain non-current assets, with the balance presented as an extraordinary gain.  Goodwill arising on acquisition is allocated to reporting units and tested at least annually for impairment.  For interests acquired during the year, purchase accounting is applied on a prospective basis from the date of the transaction.

DUNDEE CORPORATION

Use of Estimates

The preparation of consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are carried at cost, which approximates fair value.  Cash equivalents include short term financial instruments which are highly liquid and immediately exchangeable into known amounts of cash.

Brokerage Securities Owned and Brokerage Securities Sold Short

Brokerage securities owned and brokerage securities sold short are stated at market values on the consolidated balance sheet dates.  Market value is based on quoted market prices where available, or, for non-listed securities, market value is based on management's estimates.

Derivative Financial Instruments

The Company and its subsidiaries utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks.  Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is reasonable assurance that it will continue to be effective as a hedge.  Gains and losses relating to commodity price derivative instruments that meet hedge criteria are recognized as part of oil and gas revenues concurrently with the hedged transaction.  Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated, at which time the fair value of the derivative that had been deferred by the application of hedge accounting is recognized in earnings over the term of the original hedging relationship.

Other derivative financial instruments, not designated as hedges, are carried at estimated fair value with the resulting gains and losses arising from changes in fair values being reported in current operations.

Client Accounts

In accordance with brokerage industry practice, client transactions are entered into on either a cash or margin basis and are recorded on a trade-date basis.  If transactions are conducted on a margin basis, the Company's brokerage subsidiary may extend credit to a client to purchase securities, and such securities purchased and/or other securities in the client's account are held as collateral for the amounts loaned.  Amounts due from clients are carried at the contractual amount receivable, net of any allowance for credit losses.  The Company's brokerage subsidiary engages in securities borrowing and lending transactions.  Cash received or delivered as collateral against these transactions is included in client accounts.

Corporate Investments

Investments in companies that are subject to significant influence by the Company are accounted for using the equity method whereby the Company recognizes in earnings its proportionate share of earnings or losses of the investee.  An interest in excess of 20% of the underlying voting shares of an investee would generally indicate that the Company has significant influence over an investee.  However, in certain circumstances, the Company may exert significant influence by majority representation on the investee's board of directors or by other day-to-day participation in operations.  Application of the equity method will result in the recognition of a dilution gain or loss if the Company's interest in the investment is reduced as a result of, for example, the issuance of additional shares by the investee.

DUNDEE CORPORATION

Other investments are accounted for using the cost method.  Changes in global market conditions, including changes in interest rates, may directly affect the value of securities.  An investment, including an equity accounted investment, is written down to reflect a decrease in the underlying net realizable value of an investment if, in the opinion of management, such decrease is other than temporary.

Deferred Sales Commissions

Deferred sales commissions consist of sales commissions paid to brokers and dealers on the sale of investment management products sold on a deferred sales charge basis.  Commencing in the month they are paid, these costs are amortized on a straight-line basis over a five-year period.

Capital and Other Assets

Real Estate Assets

Land under development and housing and condominiums are stated at the lower of cost and net realizable value.  Net realizable value is calculated by estimating the future cash flows from such properties and discounting these cash flows at a rate that includes a risk premium appropriate for a particular project.  Land held for development is stated at cost less any impairment charges.

Capitalized costs on land, housing and condominiums include all expenditures incurred in connection with the acquisition, development and construction of the asset until such asset is available for its intended use.  These expenditures include interest on debt that is related to these assets.  Ancillary earnings related specifically to such assets during the development period are treated as a reduction of capitalized costs.  The cost of sale of land under development is allocated to each lot based on the projected total estimated cost to develop the entire subdivision, pro-rated based on street frontage for each lot.  The cost of sale of houses and condominiums is based on the total costs incurred up to the date of occupancy, as well as a provision for costs to complete.

Revenue properties are stated at historic cost less accumulated depreciation and any impairment charges.  The net book value of revenue properties under development includes interest on project-specific and general debt, property taxes, carrying charges and applicable general and administrative expenses incurred in the project development and construction periods, and initial leasing costs, less revenue earned prior to the project being declared operational.  The Company uses the straight-line method of depreciation for revenue properties, initial leasing costs and major expansions and renovations.

Oil and Gas Expenditures

Deferred exploration and development expenditures are recorded pursuant to the full cost method of accounting whereby all costs related to the exploration and development of oil and gas reserves are accumulated in separate country-by-country cost centres.  Impairment in respect of these expenditures is recognized when the carrying amount of the oil and gas properties, by cost centre, exceeds its undiscounted future cash flows based on estimated future commodity prices.  If impairment is recognized, the amount of the impairment is determined as the excess of the carrying amount over the fair value.  Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest.  Both proven and probable reserves are used in estimating fair value.  This cost centre impairment test is conducted as at each annual balance sheet date.

The present value of expected future abandonment and reclamation costs are recorded at the time the obligation is incurred.  Actual reclamation and abandonment costs incurred are charged against the amount calculated, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.

DUNDEE CORPORATION

Depreciation and depletion of oil and gas properties and equipment, other than undeveloped properties, is computed using the unit-of-production method whereby the ratio of production to proven reserves, before royalties, determines the proportion of depletable costs to be expensed.

Pre-production stage and pre-development expenditures are recorded at cost, unless impairment is identified requiring a write-down to net realizable value.

Capital and Other Assets

Capital assets are recorded at cost, net of accumulated amortization, and are amortized on a straight-line or declining-balance basis.  Annual amortization rates adopted by the Company range from 10% to 35%.  Leasehold improvements are amortized on a straight-line basis over the period of the lease.

Other assets include deposits made to regulatory authorities, including contingency trust funds and the Canadian Investor Protection Fund,  deferred financing costs which include debt issue fees and expenses that are amortized on a straight-line basis over the term of the debt, deferred trademark costs which are amortized on a straight-line basis over 15 years and, in respect of the wealth management segment, deferred banking costs which will be amortized on a straight-line basis over five years commencing in 2005.

Goodwill and Other Intangible Assets

Goodwill and investment management contracts with indefinite lives are not amortized but are tested for impairment at least annually, or when circumstances suggest that an impairment may have occurred.  Intangible assets identified as funds under administration in an acquisition are amortized on a straight-line basis over 15 years.

Revenue Recognition

Wealth Management

Management and administration fees are generally calculated as a percentage of the net asset value of the respective mutual fund or other discretionary portfolio being managed and are recognized on an accrual basis.  The Company may also earn performance fees from these managed assets when their market appreciation exceeds established benchmarks.  Performance fees are not recognized in earnings until their value can be established with certainty.

Redemption fees paid by unitholders of mutual funds purchased on a deferred sales charge basis, the sales commission of which was financed by the Company, are recognized as revenue on the settlement date of the redemption of the applicable mutual fund units.

Securities transactions and related commission revenues are recorded in the accounts on a trade-date basis.  Interest earned from client accounts and from brokerage securities owned or brokerage securities sold short is recognized as earned and has been included in financial services revenue.

Brokerage securities owned and brokerage securities sold short are recorded at market value.  Both realized and unrealized gains and losses from brokerage securities owned and brokerage securities sold short are included in the determination of net earnings.

Investment Income

Investment income includes interest and dividend income from investments carried at cost which are recognized as earned, as well as realized investment gains or losses in respect of the Company's corporate investments or other assets.

DUNDEE CORPORATION

Real Estate

Revenue from the sale of developed sites and land sold to third parties is recognized at the time the agreement of purchase and sale is executed, provided that the agreement is unconditional, at least 15% of the sale proceeds have been received, and the collectibility of the remaining proceeds is reasonably assured.  Revenue from housing is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured. Revenue from condominium projects is recognized by the percentage-of-completion method upon the sale of individual units when the following criteria have been satisfied: construction is beyond a preliminary stage, the purchaser is unable to require a refund, sales prices are collectible, and proceeds and costs can be estimated.  If all these conditions have not been met, revenue is recognized when ownership has been transferred to the purchaser and collectibility of the proceeds is assured.  Revenues from real estate revenue properties include base rents and recoveries of operating costs.  The Company's real estate segment uses the straight-line method of rental revenue recognition on revenue properties whereby any contractual rent increase over the term of a lease is recognized in earnings over the lease term.  All other real estate revenue, including management fees, is recognized when earned.

Oil and Gas Sales, Net of Royalties

Revenues from oil and gas sales are recognized when title passes to the purchaser, normally at the pipeline delivery point for natural gas and at the wellhead for crude oil.

Income Taxes

The Company uses the asset and liability method to provide for income taxes on all transactions recorded in the consolidated financial statements.  The asset and liability method requires that income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases.  Future income tax assets and liabilities are determined for each temporary difference and for unused losses, as applicable, at rates expected to be in effect when the asset is realized or the liability is settled.  A valuation allowance is established, if necessary, to reduce the future income tax asset to an amount that is more likely than not to be realized.

Foreign Currency Translation

The Company's foreign real estate subsidiaries are considered financially self-sustaining and operationally independent.  Accordingly, assets and liabilities of these subsidiaries that are denominated in foreign currencies are translated into Canadian dollars using the rate in effect on the consolidated balance sheet dates.  Revenues and expenses are translated at the average rate for the reporting periods.  Translation gains and losses are deferred as a separate component of shareholders' equity until there has been a realized reduction in the underlying investment.

All other foreign currency denominated amounts, including those of integrated foreign operations, are translated into Canadian dollars using average rates for the year for items included in the consolidated statements of operations, the rate in effect at the consolidated balance sheet dates for monetary assets and liabilities included in the consolidated balance sheets and historical rates for other items.  Translation gains or losses are included in the determination of net earnings.

Stock Based Compensation

The Company may issue stock based compensation to directors, financial advisors and certain employees under the terms of its share incentive plan and the share incentive plans of its subsidiaries.  These plans may include the issuance of stock options and stock based awards.

The Company uses the fair value based method to account for stock based transactions.  The value of stock based compensation, as of the date of grant, including awards under the Company's share incentive plan or the share incentive plans of its subsidiaries, is recognized over the applicable vesting period as an increase in compensation expense with a corresponding increase to contributed surplus.  When stock options are exercised or when shares are issued pursuant to the plan, any proceeds received, together with the amount in contributed surplus, are added to share capital.  No expense is recognized for stock options granted before January 1, 2003, and at the time these options are exercised, the proceeds received are recorded as share capital.

DUNDEE CORPORATION

The Company's contributions under its employee share purchase plans are expensed as incurred.

Earnings Per Share

Basic earnings per share is computed by dividing the net earnings for the year by the weighted average number of Class A subordinate voting shares ("Subordinate Shares") and Class B common shares ("Class B Shares") outstanding during 2004 of  25,231,672 (2003 - 25,217,314).

Diluted earnings per share is calculated to reflect the dilutive effect of exercising outstanding stock options by application of the treasury stock method.  The weighted average number of shares outstanding during 2004, calculated on a diluted basis, was 25,866,411 (2003 - 25,475,047).

Reclassification of 2003 Amounts

Certain of the prior year amounts have been reclassified to conform to the basis of presentation adopted for 2004.

2.

BUSINESS COMBINATIONS

Reorganizations and Business Combinations Completed in 2004

Reorganization of Eurogas Corporation ("Eurogas") and Great Plains Exploration Inc. ("Great Plains")

On June 11, 2004, Eurogas and Great Plains completed a plan of arrangement pursuant to which all but two of the Canadian assets of Eurogas were transferred to Great Plains.  Under the terms of the arrangement, each Eurogas share was exchanged for one new Eurogas share and 0.2 of a Great Plains share.  Immediately following the completion of the plan of arrangement, the Company held a 51% interest in each of Eurogas and Great Plains and therefore accounted for these subsidiaries on a consolidated basis.

The Company's continuing interest in Eurogas remains at 51% and the accounts of Eurogas continue to be consolidated in these financial statements.

At the time of the arrangement and following the exercise of certain options, the Company's ownership interest in Great Plains was diluted to 49%.  In accordance with GAAP, the Company ceased consolidating the accounts of Great Plains in June 2004, and began accounting for this investment using the equity method (note 4).  Subsequent to the plan of arrangement, the Company's interest in Great Plains was diluted to 24%.

Acquisition of a 50% Interest in the Historic Distillery District

On October 12, 2004, the Company acquired 50% of the Historic Distillery District in Toronto, Ontario, for $20,159,000.  The assets acquired and liabilities assumed in this transaction were allocated as follows:

DUNDEE CORPORATION

Included in the consideration is $725,000 related to accounts payable and accrued liabilities assumed as part of the acquisition of the Historic Distillery District.  The acquisition was financed by way of a $32,000,000 loan provided by a third party.  The loan is for an initial term of one year and bears interest at an annual rate equal to the greater of prime plus 3% or 7%.  The loan is secured by the property and a guarantee of a subsidiary of the Company for $15,000,000 as disclosed in note 12 as a component of contingent liabilities related to unincorporated joint ventures.

Step Acquisition of Dundee Realty

On July 12, 2004, the Company acquired an additional 1.4% interest in Dundee Realty (see "Reorganizations and Business Combinations Completed in 2003") from a non controlling shareholder.  The purchase price was $1,452,000 of which $1,312,000 was assigned to the value of land under development and included in "capital and other assets", with the balance allocated to non controlling interest.

Termination of the Investment Management Contract with Dundee Precious Metals Inc. ("Dundee Precious")

In consideration for the voluntary termination of Dundee Wealth's investment management contract with Dundee Precious, Dundee Precious issued 4,625,000 common shares and granted an option to acquire an additional 2,500,000 common shares at $7.31 per share (the "Option") to Dundee Wealth.  Dundee Wealth subsequently sold the 4,625,000 common shares and the Option to Dundee Corporation, for cash consideration of $27,843,000.  Included in investment income is a gain of $26,849,000 realized in respect of this transaction.  The investment increased the Company's interest in Dundee Precious to 21% and accordingly, the Company began to account for this investment using the equity method.

Acquisition of M. Murenbeeld & Associates Inc. ("Murenbeeld")

On September 3, 2004, Dundee Wealth entered into a share purchase agreement to acquire all of the issued and outstanding shares of Murenbeeld, a company engaged in the preparation and sale of research products and related advisory services ("intellectual property").  Cash consideration of $200,000 was paid on closing.  In addition,  Dundee Wealth issued shares at a stated value of $442,000 and agreed to pay a further $300,000 in cash, which will vest or become payable, subject to certain conditions, over the next five years.  The additional contingent consideration will be charged to earnings as a compensatory amount over the vesting period.  The intellectual property acquired is being amortized to expense on a straight-line basis over five years.

Disposition of Matisse Investment Management Ltd. ("Matisse")

On September 20, 2004, a subsidiary of Dundee Wealth disposed of its 100% interest in Matisse, the manager of the Dynamic Managed Futures Hedge Fund.  The aggregate sale price recorded was $642,000, being the discounted value of estimated quarterly payments thereon.  The Company recognized a loss of $271,000 in respect of the disposition.

Reorganizations and Business Combinations Completed in 2003

Dundee Realty Plan of Arrangement

On June 30, 2003, the Company completed a plan of arrangement involving Dundee Realty whereby the revenue properties of Dundee Realty were transferred to a newly created real estate investment trust, Dundee Real Estate Investment Trust ("Dundee REIT").  Dundee Corporation and certain of the Dundee Realty management ("Management Shareholders") acquired all shares of Dundee Realty owned by the public shareholders for consideration of $3.00 and one unit of Dundee REIT for each Dundee Realty share.  Following the arrangement, Dundee Realty's operations consisted primarily of its land and housing business.

The Company's interest in Dundee REIT was reduced from 45% to 42% and the Company's interest in Dundee Realty's land and housing business was increased from 43% to 85% on the date of the arrangement.  As a result, as of June 30, 2003, the Company accounts for its investment in Dundee Realty on a consolidated basis.  The investment in Dundee REIT continues to be accounted for on an equity basis.

DUNDEE CORPORATION

The Company's total cost of purchase of Dundee Realty following the plan of arrangement was $83,369,000, including cash of $24,406,000 paid pursuant to the plan of arrangement, $40,437,000 of historical carrying value for the 43% interest already owned, and $18,526,000 of transaction and other acquisition related costs, net of taxes.  The Company's historical carrying value represents that portion of the carrying value of the Company's investment in Dundee Realty accounted for on an equity basis relating to the non-REIT portion of the business immediately prior to the plan of arrangement.

The increase in the Company's ownership interest in Dundee Realty as a result of the plan of arrangement was accounted for as a step acquisition using the purchase method of accounting.  The purchase price was assigned to the assets and liabilities acquired based on their estimated fair values as of the date of acquisition.  The difference between the estimated fair value of these assets, net of liabilities, and the purchase price on June 30, 2003, when combined with the negative goodwill in respect of the 43% interest in the net assets already owned by the Company, was $115,454,000, of which $95,503,000 has been applied to reduce the carrying value of the real estate and other assets acquired to the extent appropriate under GAAP, with the excess being recorded as an extraordinary gain of $19,951,000.  The amount of negative goodwill applied to reduce the carrying value of assets is being amortized into earnings over the life of the underlying capital or real estate assets to which the excess was applied, or will be recognized in earnings at the time that these assets are sold.

The purchase price allocation is as follows:

Acquisition of Cartier Partners Financial Group Inc. ("Cartier")

On December 30, 2003, Dundee Wealth completed the acquisition of 100% of Cartier, an integrated distributor of mutual funds, securities and life insurance products and services.  Pursuant to the acquisition, Dundee Wealth also purchased $88,172,000 of debt and the 30% interest in Cartier Mutual Funds Inc. ("CMF") not owned by Cartier, from the former majority shareholder of Cartier.

The aggregate purchase price of $217,532,000 was comprised of cash of $165,129,000 ($541,000 paid in 2004), including $88,172,000 of assumed debt and $3,087,000 paid in respect of the acquisition of 30% of CMF, common shares of Dundee Wealth with a value of $48,234,000 ($1,973,000 issued in 2004), and future obligations in the amount of $2,104,000.  In addition, transaction costs of $2,065,000 were recorded ($365,000 incurred in 2004).  On acquisition, the Company assigned $47,686,000 to the intangible value of investment management contracts and $30,573,000 to the intangible value of funds under administration.  The $143,905,000 excess of the purchase price over the net assets acquired was recorded as goodwill.  In 2004, Dundee Wealth completed its assessment of the fair value of the net assets acquired and accordingly reduced the carrying value of goodwill by $1,058,000.

DUNDEE CORPORATION

As part of the acquisition, Dundee Wealth agreed to satisfy a future obligation to issue additional Cartier common shares, by paying additional cash and issuing additional common shares of Dundee Wealth, subject to certain conditions being met by February 2005, which obligation has been discounted at a rate of 6.7% per annum to $2,104,000.  Subsequent to year end, Dundee Wealth issued shares with a value of $1,861,000 and paid cash of $409,000 in full settlement of this obligation.

In December 2003, and upon completion of the acquisition, Dundee Wealth's investment in Cartier was transferred to DWM Inc. ("DWM"), a subsidiary of Dundee Wealth, in exchange for additional common shares of DWM.  In January 2004, the non controlling shareholder of DWM exercised its pre-emptive right and subscribed for additional common shares of DWM for $25,000,000 in cash.  Following these transactions, Dundee Wealth's interest in DWM increased from 81.7% to 83.6%.  The increase in ownership was accounted for as a step purchase with the excess of the purchase price over the assigned value of assets, net of liabilities acquired, being classified as goodwill.

Following the acquisition of Cartier, Dundee Wealth initiated the process of exiting or otherwise consolidating activities involving Cartier's business operations, locations and back-office systems.  These integration efforts encompass (a) planning, coordinating and implementing multiple system conversions from diverse platforms previously operated by Cartier into a single back-office system; (b) upgrading compliance processes and documentation and (c) combining operations to a uniform operating platform, with uniform procedures.  Approximately $5,500,000 of costs associated with these activities were accrued at the time of the acquisition and recorded as a liability in Cartier's purchase price.  Remaining costs are being charged to earnings as incurred.  For the year ended December 31, 2004, Dundee Wealth completed four back-office system conversions and $15,500,000 of integration-related costs were charged to earnings, which includes costs associated with name change and branding, advisor retention and training and incremental employee costs.  In addition, $2,200,000 of incurred costs were applied to reduce liabilities accrued at acquisition and the Company reduced the accrued liability by a further $2,100,000 by an adjustment to the purchase equation.

Acquisition of the Non Controlling Interest in Canada Dominion

On March 28, 2003, Dundee Wealth acquired the remaining 49% interest of the Canada Dominion Group of Companies that it did not already own for cash of $1,000,000 and a note payable of a further $3,000,000 to be paid in three equal installments of $1,000,000 on the first three anniversary dates of the transaction.  This note payable was discounted at a rate of 6.7% per annum and recorded at an initial value of $2,639,000.

3.

BROKERAGE SECURITIES OWNED AND

BROKERAGE SECURITIES SOLD SHORT

Bond and convertible debenture maturities range from calendar 2005 to 2029 (2003 - from calendar 2004 to 2049) and have annual interest yields ranging from 0% to 12.5% (2003 - 0% to 12.7%).

From time to time, the Company's brokerage subsidiary may sell securities that it does not currently own and will therefore be obligated to purchase such securities at a future date.  The subsidiary may incur a loss if the market value of these securities subsequently increases.

DUNDEE CORPORATION

At December 31, 2004, the Company held foreign exchange forward contracts with a notional amount of $18,863,000 (2003 - $18,481,000) to manage its foreign exchange exposure to the U.S. dollar.  Foreign exchange contract maturities are short term in nature and range from 30 days to one year (2003 - 120 days).

4.

CORPORATE INVESTMENTS

(a)

The Company's interest in Dundee Real Estate Investment Trust ("Dundee REIT") is held through units of Dundee Properties Limited Partnership.  These limited partnership units are convertible, at the Company's option, into units of Dundee REIT on a one-for-one basis. The difference between the cost of the Company's investment in Dundee REIT and the underlying net book value of Dundee REIT is amortized as an adjustment to equity earnings over the life of the revenue properties (note 2).

Corporate Investments Segregated by Business Segment

The estimated fair value of corporate investments as at December 31, 2004, determined using quoted market values for listed securities and carrying values for non-quoted securities and loans, approximates $480,000,000 (2003 - $475,000,000).

Investment Income

DUNDEE CORPORATION

5.

DEFERRED SALES COMMISSIONS

6.

CAPITAL AND OTHER ASSETS

Real Estate Assets by Type (note 2)

Note:  Interest capitalized to real estate assets under development during 2004 amounted to $1,366,000 (2003 - $1,355,000).

Oil and Gas Properties by Geographic Area

7.

GOODWILL AND OTHER INTANGIBLE ASSETS (note 2)

DUNDEE CORPORATION

8.

BANK INDEBTEDNESS

The Company's brokerage subsidiary may borrow up to a maximum of $100,000,000 pursuant to a call loan facility established with a Canadian chartered bank, primarily to facilitate the securities settlement process for both client and Company securities transactions.  Amounts borrowed pursuant to this facility are collateralized by either unpaid client securities or securities owned by the Company.  At December 31, 2004, the Company's brokerage subsidiary had $361,000 (2003 - $21,181,000) outstanding pursuant to this facility.  During 2004, the Company's brokerage subsidiary paid interest on the outstanding call loan balance at interest rates between 2.75% and 3.25% on Canadian funds (2003 - between 3.50% and 4.00%) and between 1.75% and 3.00% on U.S. funds (2003 - between 1.50% and 1.75%).

9.

CORPORATE DEBT

$150,000,000 ─ 6.70% Senior Debentures

On September 24, 1997, the Company issued $150,000,000 ten-year senior unsecured debentures (the "Debentures") at a discount of $3.09 per $1,000 principal amount.  The Debentures pay interest at 6.70% per annum, payable semi-annually in arrears on March 24 and September 24 of each year.  The Debentures are redeemable in whole or in part at any time prior to maturity, at the option of the Company, at the higher of the par value of the Debentures or at a price calculated to provide a yield to maturity equal to the Government of Canada Yield at the time of the redemption plus 0.20%.  At December 31, 2004, the fair value of the Debentures, based on quoted market values was $154,272,000 (2003 - $150,165,000).

$55,000,000 ─ Revolving Term Credit Facility, Corporate

In April 2004, the Company renewed its revolving term, unsecured credit facility with a Canadian chartered bank, extending the expiry date to April 28, 2005.  The credit facility provides for a tiered interest rate structure based on the Company's public debt rating on its Debentures.  Based on the Company's current debt rating, Canadian dollar draws on the credit facility bear interest, at the Company's option, at either a Canadian chartered bank's prime lending rate, or Corporate Bankers' Acceptance rate plus 1%.  The Company is subject to a standby fee of 0.20% on unused amounts under the facility.  At December 31, 2004, $21,275,000 (2003 - $54,888,000) had been borrowed under the Company's credit facility.

$22,300,000 ─ Revolving Term Credit Facility, Subsidiary of Dundee Wealth

A $22,300,000 credit facility with a Canadian chartered bank was assumed by a subsidiary of the Company as a result of the acquisition of DynamicNova Inc. in 2002.  On December 30, 2004, the facility was renegotiated and extended to December 29, 2005.  The facility is subject to interest at prime plus 0.25% per annum and a standby fee of 0.1875% per annum.  As at December 31, 2004, the subsidiary had borrowed $10,000,000 (2003 - $22,294,000) pursuant to the credit facility.

DUNDEE CORPORATION

The facility is secured by way of a General Security Agreement on all of the assets of certain subsidiaries of the Company, including the assets of the Company's major investment management subsidiary.  The facility is also secured by unsecured guarantees from Dundee Wealth and DWM.

Real Estate Debt

Real estate debt is secured by charges on specific properties to which the debt relates.  Dundee Realty incurred a weighted average interest rate of 5.74% (2003 - 8.10%) on fixed rate debt and 5.64% (2003 - 5.06%) on variable rate debt.  Fixed rate debt matures between 2006 and 2017.  Variable rate debt matures between 2005 and 2009.

The acquisition of the Historic Distillery District (note 2) was financed by way of a $16,000,000 loan provided by a third party.  The loan is for an initial term of one year and bears interest at an annual rate equal to the greater of prime plus 3% or 7%.  The loan is secured by the property and a guarantee by Dundee Realty for $15,000,000.

Income Trusts

Infinity Income Trust and Multi-Fund Income Trust (the "Trusts") were formed for the purpose of financing the deferred sales commissions of certain mutual funds between August 1, 1997 up to and including February 26, 1998 and between August 1, 1997 up to and including July 17, 1998, respectively.  Amounts owing to the Trusts as at December 31, 2004 and 2003 are detailed below:

A portion of the monthly management fee, ranging from 0.15% to 0.55% per annum of the net asset value of the mutual funds financed by the Trust ("Trust Units") is applied against amounts outstanding.  Repayments will be applied first to the interest, then to the secured notes, and finally to the participation certificates.

The repayment of the secured notes and participation certificates will continue to the earlier of April 30, 2013 or until there are no remaining Trust Units.  Any redemption charges paid by the unitholders on the redemption of Trust Units are applied to the repayment of the secured notes and the participation certificates.  In the event that the monthly management fee paid is insufficient to repay the secured notes and the participation certificates by April 30, 2013, any amounts then outstanding will not be required to be repaid.  The secured notes are secured by a general security interest in the accounts of certain mutual funds managed by Dundee Wealth and its subsidiaries.

Prime Trust

During 2004, amounts borrowed pursuant to the Prime Trust arrangement were repaid in full and the facility, including the obligation to cede a portion of the management fees pursuant to its terms, was terminated.

DUNDEE CORPORATION

10.

SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of Subordinate Shares, an unlimited number of Class B Shares, an unlimited number of first preference shares, issuable in series, an unlimited number of second preference shares, issuable in series, and an unlimited number of third preference shares, issuable in series.

Common Shares

Holders of Subordinate Shares and Class B Shares are entitled to one vote and 100 votes, respectively, for each such share held.  The Subordinate Shares and Class B Shares participate equally, share for share, as to dividends.  The Class B Shares are convertible into Subordinate Shares on a one-for-one basis at any time.  In the event of an offer to purchase the Class B Shares by a third party, and in certain circumstances, each Subordinate Share will be convertible, at the option of the holder, into one Class B Share for purposes of accepting such an offer.

Preference Shares

First Preference Shares ─ Each series of first preference shares ranks on a parity with the first preference shares of every other series and will be entitled to preference on the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Company over the Subordinate Shares, Class B Shares, second preference shares and third preference shares.

Second Preference Shares ─ Each series of second preference shares ranks junior and subordinate to the first preference shares, on a parity with second preference shares of every other series and will be entitled to preference over the Subordinate Shares, Class B Shares and third preference shares.

Third Preference Shares ─ Each series of third preference shares ranks junior and subordinate to the first preference shares and the second preference shares, on a parity with the third preference shares of every other series and will be entitled to preference over the Subordinate Shares and Class B Shares.

Contributed Surplus

In 2004, and in connection with the Company's share incentive arrangements, the Company recognized $1,266,000 (2003 - $987,000) of stock based compensation expense (note 11) and increased contributed surplus by a corresponding amount.

Retained Earnings

During 2004, the Company purchased for cancellation 78,016 Subordinate Shares (2003 - 314,301) having an aggregate stated capital of $922,000 (2003 - $3,705,000).  The difference between the purchase price paid of $1,956,000 (2003 - $4,694,000) and the stated capital has been charged to retained earnings.

DUNDEE CORPORATION

Issued and Outstanding

11.

STOCK BASED COMPENSATION

Share Purchase Plan

Under the share purchase plan, eligible participants may contribute up to a specified maximum amount of their basic annual salary towards the purchase of Subordinate Shares of the Company from treasury.  The Company may match up to the full amount of each participant's contribution to the share purchase plan, such contribution being used either to purchase Subordinate Shares in the open market, or to issue additional Subordinate Shares from treasury.

During 2004, participants contributed $178,000 (2003 - $168,000) to the share purchase plan and received 8,573 (2003 - 10,282) Subordinate Shares issued from treasury.  The Company recognized compensation expense of $178,000 (2003 - $168,000) in respect of the share purchase plan, of which $133,000 (2003 - $156,000) was used to purchase Subordinate Shares in the open market and $45,000 (2003 - $12,000) was used to issue Subordinate Shares from treasury.

As at December 31, 2004, 660,000 Subordinate Shares were approved for issuance pursuant to the share purchase plan of which 338,445 Subordinate Shares have been issued and 321,555 Subordinate Shares remain available for issuance from treasury.

Share Bonus Plan

The share bonus plan permits Subordinate Shares of the Company to be issued from treasury as a discretionary bonus to eligible participants from time to time on terms established in the Company's share incentive plan.  During 2004, the Company issued 2,500 Subordinate Shares (2003 - 2,500) pursuant to the terms of the share bonus plan and recognized compensation expense of $31,000 (2003 - $31,000).

As at December 31, 2004, 500,000 Subordinate Shares were approved for issuance pursuant to the share bonus plan of which 72,000 have been issued and 428,000 Subordinate Shares remain available for issuance from treasury.

DUNDEE CORPORATION

Share Option Plan

Under the share option plan, the Company may issue options to purchase Subordinate Shares to eligible participants. The exercise price per option may not be less than the closing price of the Subordinate Shares on the TSX or such other stock exchange, as applicable, on the last trading day immediately preceding the day the options are granted.  Options granted prior to January 1, 2004 become exercisable as to 33 1/3% of the Subordinate Shares, on a cumulative basis, on the first three anniversary dates following the date of grant and will expire 10 years thereafter.  Options granted after December 31, 2003 become exercisable as to 20% of the Subordinated Shares, on a cumulative basis, on the first five anniversary dates following the date of grant and will expire five and a half years thereafter.

During 2004, the Company acquired certain stock options for subsequent cancellation at a cost of $6,848,000 of which $4,896,000 was recognized as stock based compensation and $1,952,000 was recorded as a decrease in retained earnings.

The total number of share options cannot exceed 4,000,000.  Options to purchase 1,977,500 Subordinate Shares of the Company were outstanding as at December 31, 2004 and 940,341 Subordinate Shares remain available for grant of options under the share option plan.

A summary of the status of the Company's share option plan as at December 31, 2004 and 2003, and the changes during the years then ended, is as follows:

Deferred Share Unit Plan

In 2002, the Company adopted a deferred share unit plan ("DSUP") to significantly strengthen the link between the interests of eligible directors, officers and employees of the Company by providing them with a long term incentive tied to the performance of Subordinate Shares of the Company.  The compensation committee administers the DSUP and discretionary awards will be based on certain criteria, including services performed or to be performed.

During 2004, the Company issued 21,792 (2003 - 58,866) deferred share units to directors of the Company, each unit entitling the holder to a Subordinate Share of Dundee Corporation on retirement.  The Company recognized stock based compensation expense of $583,000 (2003 - $987,000) in respect of these units.

DUNDEE CORPORATION

The total number of deferred share units cannot exceed 500,000.  Deferred share units to purchase 80,658 Subordinate Shares of the Company were outstanding as at December 31, 2004 and 419,342 Subordinate Shares remain available for granting under the DSUP.

Share Incentive Plans and other Stock Based Plans of Dundee Wealth

Dundee Wealth has established a share incentive plan for employees, officers and directors of Dundee Wealth and its subsidiaries and a share incentive plan for independent financial advisors and service providers of, and consultants to Dundee Wealth.  Each share incentive plan consists of a share purchase plan, a share bonus plan, a deferred share plan and a share option plan.  Additionally, Dundee Wealth has established a reserve share plan as further incentive under certain business acquisitions.  During 2004, Dundee Wealth issued 1,038,670 (2003 - 983,393) common shares and granted 10,544,836 stock options or similar awards (2003 - 6,418,664) for future share issuance conditional on certain criteria.  Compensation expense in respect of issued common shares of Dundee Wealth was $3,569,000 and Dundee Wealth accrued further stock based compensation expense of $4,784,000 against conditional future share issuances.   In addition, during 2004, Dundee Wealth issued 82,206 awards (2003 - nil) under its deferred share unit plan and  recognized stock based compensation expense of $729,000 (2003 - nil).

Stock Option Plan of Eurogas Corporation

Eurogas has established a stock option plan for its directors, officers and employees.  As at December 31, 2004, Eurogas had granted 3,791,667 (2003 - 5,075,000) options at a weighted average exercise price of $0.24 (2003 - $0.41) of which 3,525,000 (2003 - 4,458,333) stock options were exercisable at year end.  Compensation expense of $76,000 (2003 - $11,000) was recognized in respect of Eurogas' stock option arrangements.

Stock Option Plan of Dundee Realty Corporation

On June 30, 2003, the non controlling shareholders of Dundee Realty were granted options to acquire an additional 1%  interest in Dundee Realty each year for a five-year period at a price of $420,000 for each 1% exercised.  The options vest on each anniversary date of the original grant date and any options not exercised within six months of each vesting date will expire.  During 2004, one of the non controlling shareholders sold his interest in Dundee Realty to the other shareholders, and options to purchase a 1% interest in Dundee Realty were cancelled.

12.

CONTINGENCIES AND COMMITMENTS

Lease Commitments

The Company and its subsidiaries have lease agreements for premises pursuant to which future minimum annual lease payments, exclusive of operating costs and realty taxes, are as follows:

DUNDEE CORPORATION

Distribution Agreements

Certain of Dundee Wealth's subsidiaries have entered into agreements with certain limited partnerships to act as distributors of certain mutual funds and to arrange for the financing of deferred sales commissions on these mutual funds.  As partial consideration therefor, the subsidiaries will pay a distribution fee calculated as 0.15% to 1.00% per annum of the net asset value of the related mutual fund units.  These distribution agreements have a finite life and will expire between December 2011 and December 2016.

Shareholders' Agreement

Pursuant to a shareholders' agreement between the Company, Dundee Wealth, DWM and the Caisse de depot et placement du Quebec ("Caisse"), the non controlling shareholder of DWM, Caisse has the right, in certain circumstances, to require DWM, Dundee Wealth or the Company to purchase for cash all or part of its shares in DWM at fair market value.  The repurchase right will first belong to DWM and Dundee Wealth, as they may agree, and only if they are unable or fail to purchase shall the Company have the obligation to purchase.

The Company has entered into a shareholders' agreement with the Management Shareholder of Dundee Realty pursuant to which the Company agreed to repurchase the interest of the Management Shareholder in certain circumstances.  If the repurchase occurs prior to June 30, 2005, the aggregate purchase price is deemed to be $3,600,000, otherwise the purchase price is fair market value at the time of purchase.

Oil and Gas Commitments

During 2002, an oil and gas prospecting permit was converted to an exploration permit with a primary term of four years.  Eurogas has an outstanding work commitment to drill one well with respect to the exploration permit on development property that is located in Tunisia.

Real Estate Commitments

As part of Dundee Realty's plan of arrangement and subsequent creation of Dundee REIT, Dundee Realty entered into the following contractual obligations:

  Dundee Realty retained the ownership of 50% of the property management company which provides property management services to Dundee REIT.  Under the property management arrangements, Dundee Realty agreed to provide Dundee REIT with a rent supplement that is computed using a formula based on vacant space of certain of Dundee REIT's revenue properties.  The term of the rent supplement beginning June 30, 2003, is five years for certain office and retail space and three years for certain industrial space.  For the year ended December 31, 2004, the Company paid $3,393,000 in respect of this rent supplement.

  Dundee Realty has agreed to guarantee certain debt associated with some of the properties that have been transferred to an indirect subsidiary of Dundee REIT.  As at December 31, 2004, the aggregate of such guarantees was $34,716,000 (2003 - $32,901,000).  Dundee Realty has been indemnified by Dundee REIT in respect of these guarantees.

In addition, the Company has made the following commitments in respect of its real estate division:

  Dundee Realty has provided a guarantee in the amount of $15,000,000 in connection with a $32,000,000 loan obtained by a joint venture of the Historic Distillery District in which Dundee Realty has a 50% interest.

  Dundee Realty has commitments under land purchase agreements totaling $20,823,000 as at December 31, 2004, which will become payable in future periods upon the satisfaction of certain conditions pursuant to such agreements.  In addition, estimated costs to complete land or housing and condominium projects under development not already accrued as at December 31, 2004 were $3,015,000.

  Dundee Realty conducts its real estate activities from time to time through joint ventures with third party partners.  The Company is contingently liable for the obligations of the other owners of the unincorporated joint ventures in the amount of $27,809,000 as at December 31, 2004, inclusive of the $15,000,000 guaranteed amount mentioned previously.  The Company would have available to it the other venturers' share of assets to satisfy the obligations, if any, that may arise.

  DUNDEE CORPORATION

As at and for the years ended December 31, 2004 and 2003, the Company's share of assets, liabilities, revenues and expenses of joint ventures in respect of real estate projects is illustrated in the table below.

Contingent Liabilities

A subsidiary of Dundee Wealth is named in certain claims for a total of approximately $9,700,000 initiated by certain former clients of a former financial advisor of a predecessor mutual fund dealer relating to activities which took place between 1996 and 1997.  Management's initial analysis of these claims indicates that they are frivolous, unsubstantiated in the amounts of the claims and without merit.  Another subsidiary of Dundee Wealth is a defendant in a class action claim for approximately $10,000,000 relating to two real estate limited partnerships sold by financial advisors of a predecessor securities dealer between 1996 and 1997.  The Company and its subsidiaries are also defendants in various other legal actions.  The Company intends to vigorously defend itself against these claims.  Although the ultimate outcome of these matters cannot be ascertained at this time and the results of legal proceedings cannot be predicted with certainty, it is the opinion of management of the Company, based on information currently available, that these are not material liabilities, adequate financial provisions have been made for any liabilities and the resolution of these matters will not have a material adverse effect on the financial position of the Company.

13.

SEGMENTED INFORMATION

Financial information is presented in accordance with the following operating segments:

WEALTH MANAGEMENT

The wealth management segment includes the operations of Dundee Wealth, a publicly listed wealth management company that provides investment management, securities brokerage, financial planning and investment advisory services to individuals, financial advisors, institutions, corporations and foundations.  International wealth management activities are carried out through The Dundee Bank, a Cayman Islands registered bank, licensed with the Cayman Islands Monetary Authority and through its subsidiaries, which primarily provide banking services and administrative services to international mutual funds, hedge funds and other investment clients. Domestic banking activities will be conducted through our wholly owned subsidiary, Dundee Wealth Bank, which has not yet commenced operations.

DUNDEE CORPORATION

REAL ESTATE

This business segment includes the operating results of the land and housing operations of our 86% owned subsidiary, Dundee Realty.  The real estate segment also includes the operating results of Dundee REIT which is accounted for on an equity basis.

RESOURCES

The resources segment includes a number of significant investments in the resource sector.  Included in the resource segment are operating results from the Company's 51% interest in Eurogas, including its exploration and development activities carried out in Canada, Spain and Tunisia.  The resource segment also includes the Company's interest in Dundee Precious and Breakwater Resources Ltd., and several other smaller resource holdings.

OTHER INVESTMENTS AND CORPORATE COSTS

This segment consists of the remaining public and private investment holdings, covering a wide spectrum of industry sectors.  These investments are generally carried at cost, but may be accounted for on an equity basis if the Company exerts significant influence over the affairs of the investment company.  This segment also includes our general corporate overhead costs, including interest on corporate debt, which are not specifically allocated to any operating division.

DUNDEE CORPORATION

14.

INCOME TAXES

The Company's income tax provision differs from the amount that would be computed by applying the combined Canadian federal and provincial statutory income tax rate as a result of the following:

Significant components of the Company's future income tax assets and liabilities as at December 31, 2004 and 2003 are as follows:

As at December 31, 2004, the Company has operating loss carry forwards of $142,309,000.  Income tax benefits associated with $39,485,000 of these losses has been recognized in the consolidated financial statements.  A summary of the operating loss carry forwards by year of expiry is as follows:

DUNDEE CORPORATION

15.

RELATED PARTY TRANSACTIONS

Other than as disclosed elsewhere in these consolidated financial statements, the particulars of related party transactions as at and for the years ended December 31, 2004 and 2003 are discussed below.

Wealth Management Revenues

Dundee Wealth and its subsidiaries, in the course of their regular business activities, have routine transactions with affiliated companies of Dundee Corporation, including certain of Dundee Corporation's equity accounted investees.  Generally, transactions between Dundee Wealth and these related entities are conducted on normal market terms and are recorded at their exchange value.

In the normal course of its business, Dundee Wealth's investment management subsidiary will purchase or sell securities through registered brokers for the benefit of mutual fund clients and other discretionary client portfolios.  These transactions may, from time to time, be conducted through Dundee Wealth's brokerage subsidiary.  These transactions are conducted at a negotiated discounted schedule.

Dundee Wealth's brokerage subsidiary may participate in corporate finance related activities, including financial advisory activities, with or on behalf of other entities in the Company, including equity accounted investees of the Company or fiduciary accounts managed by Dundee Wealth's investment management subsidiary.

Officers and directors of the Company and its subsidiaries may make use of the facilities of Dundee Wealth's brokerage firm or mutual fund dealer.

Corporate Investments

As at December 31, 2004, the Company held mutual funds and other investments with a net carrying value of $24,015,000 (2003 - $40,460,000) managed by a subsidiary of Dundee Wealth.  Transactions in respect of these assets are conducted on the same basis as third party investors.

Shareholder Loans

The Company has made shareholder loans aggregating $1,947,000 to certain officers of the Company and its subsidiaries primarily to acquire shares of the Company.  These shareholder loans are generally secured by the underlying shares acquired.

16.

FINANCIAL INSTRUMENTS

In the normal course of business, the Company's subsidiaries may enter into various derivative instrument contracts to meet the needs of customers, earn trading income, and manage the subsidiaries' exposure to market risk.  Each type of contract will limit or give rise to varying degrees and types of risk including credit risk, market risk and interest rate risk.

Credit Risk

Credit risk arises from the potential for a counterparty to default on a contractual obligation.  Certain of the Company's subsidiaries are exposed to the risk that in the event of counterparty default, prevailing market conditions are such that the Company would incur a loss in replacing the defaulted transaction.  The Company's subsidiaries limit the credit risk of derivatives traded over-the-counter by dealing with counterparties that are creditworthy.  For exchange traded products, exposure to credit risk is limited, as these transactions are standardized contracts executed on established exchanges and subject to daily settlement of variation margins.  Written options also have no credit risk as the counterparty has already performed in accordance with the terms of the contract through an up-front payment of the option premium.

DUNDEE CORPORATION

Certain other trading-related activities of the Company's brokerage subsidiary are subject to the risk of counterparty non-performance.  In connection with these activities, the Company enters into securities borrowing and lending arrangements and certain other collateralized transactions which may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations.

The Company seeks to control the risks associated with client activities by monitoring credit exposures, limiting transactions with specific clients, and by primarily requiring settlement of securities transactions on a cash basis or delivery against payment.  Clients purchasing securities on margin must maintain collateral in their client accounts in accordance with regulations of the Investment Dealers Association of Canada and other regulatory authorities.

The Company's exposure to credit risk associated with its trading activities is measured on an individual counterparty basis.

Market Risk

The Company is exposed to the risk of loss resulting from fluctuations in the prices of financial instruments which may occur with volatility in interest rates, global market conditions, and to a lesser extent, foreign exchange variations.  Certain of the Company's financial instruments, including brokerage securities owned and brokerage securities sold short (note 3),  are stated at market values with unrealized gains and losses being recorded through earnings.  These changes may materially affect future results.

Interest Rate Risk

The value of certain financial instruments that are stated at market value may be subject to interest rate risk which arises from the possibility that changes in interest rates will affect the value of these financial instruments.  The Company does not hedge its exposure to interest rate risk as it considers such risk minimal.

17.

CHANGES IN ACCOUNTING POLICIES

Canadian Generally Accepted Accounting Principles

On January 1, 2004, the Company prospectively adopted the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1100, "Generally Accepted Accounting Principles".  This section establishes standards for financial reporting in accordance with GAAP and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of GAAP.

On implementation of CICA Handbook Section 1100, the Company's real estate segment adopted the straight-line method of rental revenue recognition whereby any contractual rent increases over the term of a lease are recognized into earnings over the lease term.  Previously, revenues from leases that included contractual increases in basic rents were accounted for on a straight-line basis only where such increases exceeded expected increases in the projected Consumer Price Index.  This change has been applied prospectively and had the effect of increasing net earnings for the year ended December 31, 2004 by $1,589,000.

The Company's real estate segment previously amortized revenue properties using the sinking fund method. On implementation of CICA Handbook Section 1100, the real estate segment adopted the straight-line method of depreciation for revenue properties.  This change has been applied prospectively and had the effect of decreasing net earnings for the year ended December 31, 2004 by $4,321,000.

DUNDEE CORPORATION

Asset Retirement Obligations

Effective January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3110, "Asset Retirement Obligations".  This standard requires the inclusion of the estimated present value of the liability in respect of future abandonment and reclamation costs in the carrying value of its oil and gas properties, with the costs being depleted in accordance with the Company's depletion policy in respect of these assets.  The liability will accrete until the Company settles the retirement obligation.  Actual abandonment and reclamation costs incurred are charged against the liability, with a gain or loss recorded for the difference between the actual costs and the accreted value of the obligation at the time of reclamation.  Previously, estimated future abandonment and reclamation costs were provided for over the life of the reserves by the unit of production method.

Certain of the Company's equity accounted investees in the resource segment have also applied the requirements of CICA Handbook Section 3110.

The new standard has been applied retroactively.  The impact on the December 31, 2003 restated consolidated balance sheet is as follows:

The opening retained earnings as of January 1, 2003 were decreased by $3,453,000 as a result of the retroactive application of the new accounting standard.

The impact on the consolidated results of operations for the year ended December 31, 2003 is detailed below.

Full Cost Accounting in the Oil and Gas Industry

On January 1, 2004, the Company adopted CICA Accounting Guideline 16, "Oil and Gas Accounting – Full Cost" ("AcG 16"), which replaces AcG 5, "Full Cost Accounting", in the oil and gas industry.  This guideline requires the recognition of an impairment when the carrying amount of oil and gas properties exceeds their undiscounted future cash flows based on estimated future commodity prices.  If impairment is recognized, the amount of impairment is determined as the excess of the carrying amount over the fair value.  Fair value is based on the present value of expected cash flows, reflecting discounting at the risk-free rate of interest.  Both proven and a portion of probable reserves are used in estimating fair value.  This impairment test is conducted as at each annual balance sheet date.  Previously, the "cost ceiling" limited the net book value of the oil and gas properties to the undiscounted and unescalated future net revenues from production of proven reserves.  The implementation of AcG 16 had no effect on the consolidated financial statements of the Company.

DUNDEE CORPORATION

Hedging Relationships

On January 1, 2004, the Company prospectively adopted the requirements of CICA Accounting Guideline 13, "Hedging Relationships" ("AcG 13") and the Emerging Issues Committee Abstract 128, "Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments" ("EIC 128").  AcG 13 provides detailed guidance on the identification, designation, documentation and effectiveness of hedging relationships for the purpose of applying hedge accounting and discontinuance of hedge accounting.  EIC 128 requires that any derivative financial instrument not designed within an AcG 13 compliant hedging relationship be measured at fair value with changes in fair value recognized immediately in earnings.  These changes in accounting policies had no effect on the consolidated financial statements of the Company.

Impairment of Long-lived Assets

On January 1, 2004, the Company implemented the requirements of CICA Handbook Section 3063, "Impairment of Long-lived Assets", which provides guidance on impairment testing of long-lived assets.  The change in accounting policy had no effect on the consolidated financial statements of the Company.

18.

FUTURE ACCOUNTING CHANGES

The Company will be required to adopt the following accounting standards in future years.

Variable Interest Entities

CICA Accounting Guideline 15, "Consolidation of Variable Interest Entities", is effective for annual and interim periods beginning on or after November 1, 2004.  The standard was revised in August 2004 ("AcG 15R") to harmonize with counterpart pronouncements in the United States.  AcG 15R defines a variable interest entity ("VIE") as an entity which either does not have sufficient equity at risk to finance its activities without additional subordinated financial support or where the holders of the equity at risk lack the characteristics of a controlling financial interest.  AcG 15R requires the primary beneficiary to consolidate a VIE and defines a primary beneficiary as an entity that is exposed to a majority of the VIE's expected losses or is entitled to a majority of the VIE's expected residual returns, or both, also as defined by AcG 15R.

The Company has evaluated its interests in joint ventures and has determined that certain joint ventures are VIEs.  However, the Company has determined that it is not the primary beneficiary under these arrangements as at December 31, 2004.  The Company will be required to re-evaluate this determination following changes to financing and business activities related to these joint ventures.  The Company currently uses the proportionate consolidation method to account for its interests in joint ventures.

The Company is also assessing if it would meet the definition of primary beneficiary in respect of certain mutual fund entities that it manages and which experience low volatility of returns.  The Company does not expect the application of these requirements to have any material effect on the consolidated financial statements.

Financial Instruments

In January 2005, the CICA released CICA Handbook Section 3855, "Financial Instruments – Recognition and Measurement", and two related standards, Section 3865, "Hedges", and Section 1531, "Comprehensive Income".  Under the new standards, which are effective for fiscal years starting on or after October 1, 2006, investments in debt and equity securities must generally be measured at fair value except for equity securities which do not have a quoted market value, debt securities which are expected to be held to maturity, and equity securities accounted for under the equity method.  Generally, unrealized gains and losses in respect of these financial instruments are recognized in earnings, except for investments designated as being "available for sale", in which case unrealized gains and losses are recognized directly in shareholders' equity and designated as "other comprehensive income".  Trade receivables and payables, and debt securities held for maturity will continue to be accounted for at historical cost.

DUNDEE CORPORATION

All derivatives, including hedges, must also be measured at fair value.  Changes in the fair value of a derivative which hedges an entity's exposure that the fair value of an asset or liability will change due to a particular risk are recognized in earnings together with those of the respective offsetting hedged item.  However, changes in the fair value of a derivative which hedges an entity's exposure to changing cash flows are accumulated in "other comprehensive income" until the transaction being hedged affects earnings.

The Company is currently evaluating the impact of applying the new standards.

19.

SUBSEQUENT EVENT

On March 22, 2005, Dundee Wealth issued 4,950,000 common shares from treasury for aggregate proceeds of approximately $47,295,000, net of issue costs, pursuant to a short form prospectus dated March 15, 2005.  As a result, the Company's interest in Dundee Wealth was diluted from 67.3% at December 31, 2004 to approximately 63.6%.  The Company anticipates that it will recognize a dilution gain of approximately $13,400,000 in respect of such dilution.

DUNDEE CORPORATION